SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Presents PRASK Growth of 23% in September 2013

São Paulo, October 21, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America hereby announces its preliminary air traffic figures for September 2013.

PRASK, Yield and Fuel Prices

Net PRASK presented a 23% growth over September/12, while domestic supply reduced by 8.5% in the period, both compared to the same month last year. This is the 18th consecutive monthly PRASK increase, and demonstrates GOL’s efforts in continuously improving its products and focusing on the profitability of its routes. In 3Q13, PRASK recorded a 21% increase, leading to a 14% growth year-to-date in this same indicator.

Net yield in September posted a 25% increase year-over-year, registering between R$21.7 and R$22.3 cents, result of the Company’s strategy of increasingly attracting high value clients. In the third quarter of 2013, yield recorded growth of 29%, while year-to-date the increase was of 18% when compared to the same period in 2012.

Fuel prices* moved up by 7% in the month when compared to September/12. This is due to the depreciation of the Real against the Dollar in July and August reflected in the jet fuel price formation period, which carries a time lag. In 3Q13, fuel prices presented an increase of approximately 7%, to between R$2.43 and R$2.48, while year-to-date this increase was of approximately 5%.

(*) Fuel price per liter considers total fuel and lubricant expenses divided by period consumption

Conference Calls
Tuesday
October 22, 2013

Portuguese
2:00 p.m. (Brazil)
12:00 p.m. (US ET)
Tel.: +55 11 2188 0155
Password: GOL

English
3:00 p.m. (Brazil)
1:00 p.m. (US ET)
Tel.: +1 (412) 317-6776
Password: GOL

Live webcast:
www.voegol.com.br/ir

1	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

OPERATING DATA	September 2013(*)	September 2012(*)	% Chg. (YoY)	August 2013(*)	% Chg. (MoM)
Total System
ASK (mm)	3,939.4	4,173.0	-5.6%	4,119.8	-4.4%
RPK (mm)	2,821.2	3,049.0	-7.5%	2,728.6	3.4%
Load Factor	71.6%	73.1%	-1.4 p.p	66.2%	5.4 p.p
Domestic Market
ASK (mm)	3,513.6	3,841.8	-8.5%	3,685.7	-4.7%
RPK (mm)	2,551.8	2,822.6	-9.6%	2,467.0	3.4%
Load Factor	72.6%	73.5%	-0.8 p.p	66.9%	5.7 p.p
International Market
ASK (mm)	425.8	331.2	28.6%	434.1	-1.9%
RPK (mm)	269.4	226.4	19.0%	261.6	3.0%
Load Factor	63.3%	68.4%	-5.1 p.p	60.3%	3 p.p

(*) Preliminary figures for September 2013; National Civil Aviation Agency (ANAC) figures for September 2012 and August 2013.

OPERATING DATA	3Q13(*)	3Q12(*)	VAR.%
Total System			(YoY)
ASK (mm)	12,446.6	12,986.7	-4.2%
RPK (mm)	8,658.8	9,580.5	-9.6%
Load Factor	69.6%	73.8%	-4.2 p.p
Domestic Market
ASK (mm)	11,049.4	11,875.7	-7.0%
RPK (mm)	7,761.2	8,820.4	-12.0%
Load Factor	70.2%	74.3%	-4 p.p
International Market
ASK (mm)	1,397.2	1,111.0	25.8%
RPK (mm)	897.6	760.1	18.1%
Load Factor	64.2%	68.4%	-4.2 p.p

(*) Preliminary figures for July 2013 and September 2013; National Civil Aviation Agency (ANAC) figures for the other periods.

2	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

OPERATING DATA	9M13(*)	9M12(*)	VAR.%
Total System
ASK (mm)	36,954.5	39,481.1	-6.4%
RPK (mm)	25,198.9	27,781.2	-9.3%
Load Factor	68.2%	70.4%	-2.2 p.p
Domestic Market
ASK (mm)	32,816.6	36,325.1	-9.7%
RPK (mm)	22,675.6	25,703.4	-11.8%
Load Factor	69.1%	70.8%	-1.7 p.p
International Market
ASK (mm)	4,138.0	3,155.9	31.1%
RPK (mm)	2,523.3	2,077.8	21.4%
Load Factor	61.0%	65.8%	-4.9 p.p

(*) Preliminary figures for July 2013 and September 2013; National Civil Aviation Agency (ANAC) figures for the other periods.

              Domestic Market

In September, the supply  reduction reached 8.5% the domestic market when compared to September/12. Year-to-date, this reduction totaled 11.8%.

The load factor in the domestic market reached 72.6% in September, a decrease of 0.8 percentage points over the same period in 2012. GOL continued to register a PRASK increase considerably higher than its supply reduction level, as demonstrated below.

3	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

Annual PRASK & Domestic ASK Variation
Average 3Q13
▲Domestic ASK
▲PRASK
7%
5%
3%
4%
1%
4%
17%
14%
10%
14%
16%
8%
11%
11%
18%
24%
23%
21%
-1%
-7%
-7%
-9%
-10%
-9%
-17%
-21%
-18%
-19%
-10%
-7%
-6%
-4%
-5%
-8%
-9%
-7%
may/12
jun/12
jul/12
aug/12
sep/12
oct/12
nov/12
dec/12
jan/13
feb/13
mar/13
apr/13
may/13
jun/13
jul/13
aug/13
sep/13

International Market

In September, supply moved up by 28.6%, when compared to the same month in 2012, basically due to the introduction of the flights to Santo Domingo, Miami and Orlando in the end of 2012.  Demand increased by 19.0% in the same period, mainly due to these new routes, while load factor decreased by 5.1 percentage points in the international market. The greater representativeness of our flights to Santo Domingo, where around 85% of our seats are available for sale in our 737-800 NG aircraft creates pressure on our load factor indicator. As per ANAC’s methodology, the load factor is calculated considering the aircraft’s total capacity.

Year-to-date, supply increased by 31.1% in the international market, with demand moving up by 21.4% in the same period and load factor decreasing 4.9 percentage points, for the same reason as described above.

4	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

Investor Relations
ri@golnaweb.com.br
www.voegol.com.br/ir
+55(11)2128-4700

GOL. Linhas aéreas inteligentes.

This release contains forward-looking statements relating to the business prospects, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL's management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

Contacts • Edmar Lopes • André Carvalho • Gabriel Motta • Ana Troster • Jenifer Nicolini

5	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.